UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12B-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER	333-68008
CUSIP NUMBER	67090R 100

(Check One): [ X ] Form 10-K [ ] Form 11-K [ ] Form 20-F [  ] Form 10-Q [ ] Form N-SAR

For Period Ended:  April 30, 2011

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

[  ] Transition Report on Form N-SAR

For the Transition Period Ended:

PART I -- REGISTRANT INFORMATION

NUVILEX, INC.

Full Name of Registrant

N/A

Former Name if Applicable

7702 E. Doubletree Ranch Road, Suite 300

Address of Principal Executive Office (Street and Number)

Scottsdale, AZ 85258

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]

(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant is unable to file its annual report on Form 10-K within the prescribed time period because the Registrant was presented with numerous issues which were recognized and occurred in the last few days prior to completion of this year’s 10-K which created additional ramifications and were not readily addressable so as to allow filing by July 29, 2011.    Additionally, substantial advancements in the Company have occurred since April 30, 2011 which need to be addressed as the Company moves forward and need to be included in the Subsequent Event pages, causing increased issues to relate to the public as the Company makes substantial strides to move the Company forward from its prior condition it was in during and prior to 2011 fiscal year end.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Robert F. Ryan	(480) 348-8050
Name	(Area Code) (telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[  ] Yes [X] No

Annual report on Form 10-K for the fiscal year ended April 30, 2010 and Quarterly report on Form 10-Q for the period ended July 31, 2010 and October 31, 2010.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X ] Yes [  ] No

It is anticipated that significant strides have occurred as a result of operations from the corresponding period for the last fiscal year that will be reflected by the earnings statements which will be included in the upcoming subject report to be filed for 2011.  Material and infrastructural changes have occurred which have led to valuable changes in the Company to be reflected in our 10-K for 2011 as the Business has been completely advanced and moved forward since the last 10-K filing.

NUVILEX, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  August 1, 2011

By:

/s/ Robert F. Ryan

Robert F. Ryan

President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

____________________________________ATTENTION__________________________________

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)